

April 19, 2022

Paul Blanchett
Chief Accounting Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831

> **Re: GXO Logistics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **Item 2.02 Form 8-K filed on February 15, 2022**
> **File No. 001-40470**

Dear Mr. Blanchett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. You disclosed pretax earnings from foreign operations of $178 million and $76 million and pretax losses from US operations of ($25) million and ($82) million in fiscal years 2021 and 2020 in Note 17 - Income Taxes. It is unclear what underlying factors are driving these disparate domestic and foreign pre-tax operating results. Please tell us what consideration you gave to expanding upon your discussion and analysis of operating results to include additional qualitative and quantitative reasons for any material changes in results or known trends in your domestic and foreign operations. Refer to the guidance in Item 303 of Regulation S-K.

Item 2.02 Form 8-K filed on February 15, 2022

Exhibit 99.1
2022 Guidance , page 1

2.   You disclose that Adjusted EBITDAR is a non-GAAP measure used by management to evaluate your financial performance. This measure excludes rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting this measure.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation